Mail Stop 4561

February 22, 2008

Mr. James A. Banister
Chief Executive Officer
SpectrumDNA, Inc.
1700 Park Avenue, Suite 2020
P.O. Box 682798
Park City, UT 84068

> **Re:** **SpectrumDNA, Inc.**
> **Registration Statement on Form SB-2**
> **Filed January 28, 2008**
> **File No. 333-148883**

Dear Mr. Banister:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

2.   We note your use of terms such as "next-generation," "codified", "agile-adaptive" and "viral marketing". Please expand your disclosure to explain the concepts you are expressing by use of such terms. Please keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor. See Rule 421(d) of Regulation C.

3.   Please revise your risk factors to avoid generic conclusions such as that your
      financial condition may be materially and adversely affected, or that your
      business and operating results could be adversely affected. Instead, replace this
      generic disclosure with meaningful statements about the potential impact of the
      potential risk on your business. Further, please ensure that each risk factor is
      tailored to a material risk associated with SpectrumDNA, your industry or this
      particular offering.

4.   We are unable to locate the legend required by Item 501(a)(7) or the prospectus
      delivery obligation of Item 502(b). Please advise.

Management's Discussion and Analysis, page 7

5.   Please address any material costs associated with becoming a publicly reporting
      company and how you intend to pay such expenses.

Business, page 10

6.   Please clarify the current stage of development of your six enginets as well as any
      significant milestones that need to be attained.

7.   Consider adding your website address. See Item 101(c)(3).

Management, page 20

8.   Please supplement your disclosure in this section to provide the information
      required by Item 407(a) of Regulation S-B that is applicable to this filing.

Executive Compensation, page 22

9.   Please update your tabular disclosure to provide information for the full fiscal
      year ended December 31, 2007.

10.   Please supplement the disclosure you provided in the summary compensation
      table to provide a narrative description of the material factors necessary to
      understand the information disclosed in the table. See Item 402(c) of Regulation
      S-B. In this regard, your disclosure should consider, among other things,

      a. the method used to determine the value of the stock awards;
      b. the terms of each grant, particularly the date and conditions to the
          exercise of the options and
      c. the material terms of each employees compensation agreement or
          arrangement, whether written or unwritten.

Please note, any management compensation plan, contract or arrangement (or a written description thereof) must be submitted as an exhibit to this filing. See Item 601(b)(10)(ii)(A) of the disclosure guidelines applicable to your company.

Certain Relationships and Transactions and Corporate Governance, page 24

11.   We note your disclosure regarding a potential claim to a significant ownership interest in your subsidiary, Cooshoo, Inc. Please provide us additional information about this potential claim.

Selling Stockholders, page 26

12.   Please provide a description of the transactions in which each selling security holder acquired the securities specified in the registration statement. See Item 507 of the disclosure guidelines applicable to your company. With respect to each selling shareholder that is a registered broker-dealer or an employee of a registered broker-dealer, tell us whether the shares offered for resale were acquired as transaction-based compensation earned for investment banking services.

December 31, 2006 Audited Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 12

13.   We note that the Company generated $57,000 in revenue during the 9 month period ending September 30, 2007 relating to the first test of the cooshoo enginet, through a partnership with SAP and its users-group conference ASUG'07 that took place April 22-25, 2007. It is not clear from the disclosure in the filing, exactly how the Company earned revenues under this arrangement. Clarify for us, the nature of these revenues and cite the specific accounting literature relied upon in recognizing these amounts.

September 30, 2007 Interim Financial Statements

Consolidated Statements of Operations, page 4

14.   We note that in the September 30, 2007 Consolidated Statements of Operations you present a separate line time for stock based compensation for a portion of the stock based compensation recorded during such period. We further note from your disclosures in Note 5 that the remaining expense related to share-based payment awards is recorded in general and administrative expense. Please note that pursuant to SAB Topic 14:F, share-based compensation expense should be recorded in the same line or lines as cash compensation. Please revise your

disclosures accordingly or confirm that none of your share based compensation expense relates product development expense or cost of revenues.

15.   Tell us where you classify the amortization of product development costs in your statement of operations. If such amounts are not included in cost of revenues, then please explain why and tell us how you considered the guidance in FASB Staff Implementation Guide, SFAS 86, Question 17.

Note 3. Intangible Assets, page 7

16.   We note your disclosures in Note 1 to the Company's December 31, 2006 financial statements (page 9) where you indicate the "Company has determined that technological feasibility for its software products is reached shortly before the products are released for sale." If this is the case, then please explain why the capitalized costs for product development increased to $179,670 at September 30, 2007 and why such costs exceeded the product development expenses incurred to date. In this regard, tell us how you considered the guidance in SFAS 86 in determining when technological feasibility has been reached. Also, tell us how you considered paragraph 6 of SFAS 86, which indicates that capitalization of software costs shall cease when the product is available for general release to customers and reconcile this guidance to your statements on page 9 as indicated above.

Undertakings

17.   Please revise your Part II section to include the undertakings required by Rule 430B or 430C of the Securities Act as provided in Item 512(g)(1) or (2) of the disclosure guidelines applicable to your company.

*****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We direct your attention to the Smaller Reporting Company Regulatory Relief and Simplification adopting release. See Release No. 33-8876. If a registration statement was filed on an "SB" form before February 4, 2008, the effective date of the rule amendments, and a company seeks to amend it after the effective date of the rule amendments, the company must file the amendment on the appropriate form available to the issuer without an "SB" designation. As discussed in Section IV of the adopting release, issuers will be able to continue using the disclosure format and content based on the "SB" form until six months after the effective date. We would expect that your amendment will be designated as a Form S-1/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Megan Akst at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact LaTonya Reynolds at (202) 551-3535 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (973) 443-0609
         David M. Kaye, Esq.
         Kaye Cooper Fiore Kay & Rosenberg, LLP